1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 12, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒☒   Form 40-F  ☐☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐☐   No☒☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

Exhibit

Exhibit	Description

99.01	Announcement on 2018/01/30 : Consolidated financial forecast for 2018
99.02	Announcement on 2018/02/12 : Chunghwa Telecom announces its operating results for January 2018
99.03	Announcement on 2018/02/12: January 2018 sales

EXHIBIT 99.01

Consolidated financial forecast for 2018

Date of events: 2018/1/30

Contents:

1. Fiscal year of the financial forecast: 2018

2. Type of financial forecast: Condensed

3. Date of board of directors resolution: 2018/01/30

4. Date of preparation, correction, or updating of the financial forecast: 2018/01/23

5. Reason for preparation of the financial forecast: Voluntary Disclosure

6. Reason for the correction or update and monetary amount affected: NA

7. Any other matters that need to be specified: The information therein is predictive and will not necessarily be fully realized in the future, and that reference to the company's significant accounting policy and summary of basic assumptions shall be made for further details.

EXHIBIT 99.02

Chunghwa Telecom announces its operating results for January 2018

Date of events: 2018/02/12

Contents:

1. Date of occurrence of the event: 2018/12/12

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter "head office" or   "subsidiaries"): head office

4. Reciprocal shareholding ratios: N/A

5. Chunghwa Telecom consolidated revenue on IFRS 15 basis for January 2018 was NT$18.20 billion. Operating costs and expenses were NT$14.30 billion. Operating income was NT$3.89 billion. Pretax income was NT$3.91 billion. Net income attributable to stockholders of the parent company was NT$3.06 billion, and EPS was NT$0.39. In addition, revenue, operating income, pretax income and EPS all fell in the range of our guidance previously announced.

Due to the adoption of IFRS 15 starting from January 1, 2018, Chunghwa Telecom chose the modified retrospective method and disclosed the effect of the adoption on January. The effect is NT$0.03 billion decrease on consolidated revenue, NT$0.05 billion increase on operating costs and expenses, NT$0.08 billion decrease on operating income, NT$0.08 billion decrease on pretax income, NT$0.08 billion decrease on net income attributable to stockholders of the parent company and NT$0.02 decrease on EPS.

Under the basis before IFRS 15 adoption, consolidated revenue for January 2018 was NT$18.23 billion, a 2.7% decrease year-over-year. Operating costs and expenses were NT$14.25 billion, a 1.4% decrease year-over-year. Operating income was NT$3.97 billion, a 7.2% decrease year-over-year. Pretax income was NT$3.99 billion, a 7.9% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$3.14 billion, a 11.0% decrease year-over-year, and EPS was NT$0.41.

Under the basis before IFRS 15 adoption, mobile communications business revenue in January slightly decreased year-over-year mainly due to the decrease of mobile voice revenue, which offset the increase of handset sales revenue and value-added service revenue driven by the growth of mobile internet subscriber base.

In January, internet revenue under the basis before IFRS 15 adoption increased year-over-year, but broadband access revenue decreased. MOD revenue continued to increase due to subscription growth. Local revenue decreased because of mobile and VoIP substitution. ICT project revenue decreased as well.

Under the basis before IFRS 15 adoption, operating costs and expenses in January slightly decreased year-over-year mainly due to the decrease of ICT project costs and interconnection expense, which offset the increase of amortization and marketing related expenses.

8.Countermeasures: None

9.Any other matters that need to be specified: None

EXHIBIT 99.03

Chunghwa Telecom

February 12, 2018

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2018.

1) Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
Jan.	Net sales	18,196,550	18,727,059	(-)530,509	(-)2.83%
Jan.-Jan.	Net sales	18,196,550	18,727,059	(-)530,509	(-)2.83%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	650,000	2,801,171

4) Financial derivative transactions accumulated from January to the reporting month

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	209,412
	Fair Value	1,570
	The amount of unrealized gain(loss) recognized this year	1,664

Settled Position	Total amount of contract	28,979
	The amount of realized gain(loss) recognized this year	272

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	204,821
	Fair Value	1,174
	The amount of unrealized gain(loss) recognized this year	2,024

Settled Position	Total amount of contract	139,950
	The amount of realized gain(loss) recognized this year	64

b Trading purpose : None